FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Northern Dynasty Minerals Ltd. (the "Company")
15th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2  Date of Material Change

May 13, 2020.

Item 3  News Release

The news releases with respect to the material changes referred to in this report were issued by the Company and distributed through the facilities of CNW on May 13, 2020. The news releases were filed on SEDAR and are available at www.sedar.com.

Item 4  Summary of Material Change

On May 13, 2020 the Company completed an underwritten public offering of 14,375,000 common shares (the "Common Shares") (including over-allotment) for gross proceeds of approximately $10.1 million (the "Underwritten Offering") and separately a non-brokered private placement of 10,357,143 Common Shares for gross proceeds of approximately $7.25 million (the "Private Placement" and together with the Underwritten Offering, the "Offering").  The Company issued an aggregate of 24,732,143 Common Shares pursuant to the Offering, for aggregate proceeds of approximately $17.35 million. Common Shares were issued at the same price in both the Underwritten Offering and Private Placement.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

On May 13, 2020, the Company completed its previously announced Underwritten Offering.  The Company issued an aggregate of 14,375,000 Common Shares at a price of C$0.70 per Common Share ("Offering Price") for gross proceeds of approximately C$10.1 million. The Offering was completed pursuant to an underwriting agreement dated April 29, 2020 among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC. and TD Securities Inc. The Underwritten Offering was completed pursuant to a short form prospectus (the "Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-237875) (the "Registration Statement").

Also on May 13, 2020, the Company completed its previously announced Private Placement. The Company issued an aggregate of 10,357,143 Common Shares at the Offering Price for gross proceeds of approximately $7.25 million.  No agent or underwriter acted in connection with the Private Placement. The Common Shares issued pursuant to the Private Placement have not been qualified by prospectus in Canada or registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and are subject to applicable resale restrictions, including a four month hold under Canadian securities legislation.

The Company intends to use the net proceeds of the Offering for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the USACE Environmental Impact Study, (ii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups, and (iii) payment of current liabilities associated with the Company's working capital deficiency.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Ronald W. Thiessen
President & CEO
Tel: 604-684-6365

Item 9 Date of Report

May 21, 2020